UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

ICL GROUP LTD.

CONTENTS

ICL Announces the Release of its Annual Corporate Responsibility (ESG) Report for 2025

The Company is pleased to announce the release of its Annual Corporate Responsibility (ESG) report for 2025 (the ”2025 Report") which is now accessible at the following link: https://www.icl-group.com/wp-content/uploads/2026/06/ICL-2025-ESG-FINAL_compressed.pdf. The 2025 Report contained on our website is not part of or incorporated by reference into this Form 6-K.

The 2025 Report provides the Company's diverse stakeholders with easy access to their subjects of interest and covers a wide range of ESG and Sustainability topics.

The 2025 Report addresses the United Nations Sustainable Development Goals (SDGs), and includes Sustainability Accounting Standard Board (SASB) indicators, reference to the Global Reporting Initiative (GRI) standards, and the Task Force on Climate related Financial Disclosers (TCFD) indicators.

The information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Elad Aharonson
	Name:	Elad Aharonson
	Title:	President and CEO

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 30, 2026